

TerraCycle US Inc.
1 TerraCycle Way
Trenton, NJ 08638 USA

Phone: +1.609.656.5100
www.terracycle.com

TerraCycle US Inc.

Letter to Class A Preferred Shareholders (invested before 2020)

Please note, in this letter we refer to both TCUS (TerraCycle US, Inc., the company you invested in) and to TCI (its parent company, TerraCycle, Inc.). Although your investment is in TCUS (the Company), the success and likely and potential "exit" from the two companies are intertwined, specifically, an "exit" would likely be tied to a change of control or other corporate event on the TCI level. TCUS is the United States operating company and is the major commercial engine of TCI, driving over half of TCI's annual revenue and profits each year. .

All of the quantitative information below is derived from reports published on SEC.gov over the last 7 years.

Dear TerraCycle US Inc. Class A Preferred Shareholder,

INTRODUCTION

Thank you for your investment in TerraCycle US Inc.'s (TCUS) Regulation A Offering between 2018 and 2020. This letter provides a summary of progress since your investment, an important update on the company, and a **request for immediate action**. We have changed Transfer Agents (from Computershare, the company where your shares have been held) to Dealmaker Transfer Agency (DMTA). It is important and timely that you register with DMTA, so you can see your shares, which have been split 100:1; details and link below.

SUMMARY OF PROGRESS SINCE YOU INVESTED

I'm thrilled to share that since 2017, TCUS's revenue has grown from $13.7 million in 2017 to $43.1 million in 2024 reflecting 215% growth, or an approximate 18% Compounded Annual Growth Rate (CAGR). We have continued to invest TCUS profits (while paying dividends) and the proceeds from our first Regulation A+ capital raise to profitably grow the business.

Between 2017 and 2024, TCUS acquired three profitable recycling companies: AirCycle Corporation (2017), Complete Recycling Solutions (2023), and North Coast Services (2024). Of the TCUS revenue growth, approximately $16.5 million was generated from organic growth and $12.9 million was acquired from these 3 acquisitions.[1] [2] For in-depth information on our Company's financial performance these past 7 years, see our annual and semi-annual reports filed with the SEC on the EDGAR website, found here.

Depending on when you completed your investment, between 17-20% of your investment[3] has been paid back to you in the form of dividends. These dividends are incremental to any returns you could potentially earn in a liquidity event such as a private sale or initial public offering of TCUS or TCI.

IMPORTANT UPDATES

To pave the way for future acquisitions, and drive organic growth, TCUS plans to open another Regulation A+ round, to raise additional growth capital. As is now common practice for new Regulation A+ offerings, our next Regulation A+ round will be preceded by a smaller Regulation CF round which is expected to launch soon. We plan to incentivize you, as an existing TCUS investor in that forthcoming round; details will be available to you (and following that, to other potential investors) through the DMTA portal once the SEC documents have been filed.

In contemplation of our future plans, we have implemented a 100:1 stock split – for each share that you own, you will have 100 shares. If you invested $1,000 in the last round (at $100 per share), you previously owned 10 shares; you now own 1,000 shares (at $1 per share). The economic interest is the same.

Importantly, we have also changed our Transfer Agent (which holds your shares and distributes your dividends) from Computershare to DealMaker Transfer Agency (DMTA). **We urge you to immediately log in at DMTA using this link, and enter the email address associated with your investment and follow the "Forgot Password?" prompts to establish your new account**. Alternatively, you can establish your account using the personalized link sent to you by noreply@dealmaker.tech. The DMTA

[1] TerraCycle US Inc. 2024 Form 1-K:
https://www.sec.gov/Archives/edgar/data/1714781/000110465925042668/tm2513183d1_partii.htm
[2] TerraCycle US Inc. 2017 Form 1-K:
https://www.sec.gov/Archives/edgar/data/1714781/000114420418027037/tv493708_partii.htm
[3] TerraCycle US Inc. 2019, 2020, 2021, 2022, 2023, 2024 Form 1-Ks:
https://www.sec.gov/edgar/browse/?CIK=1714781



platform provides many advantages to shareholders and makes it easier for us to provide updates and incentives to you directly through the platform. We will be incentivizing our current investors; details will be found on the DMTA website.

Please register ASAP with DMTA, as you can no longer access your shares on Computershare.

ACHIEVEMENTS

As Founder and CEO of TCI, it has been a privilege to lead and build TCUS (the company you are invested in) for the past 20+ years. Our value proposition to our clients, which aligns environmental impact, return on investment, and flexible circularity solutions have allowed us to build a client list that includes many of the world's largest consumer package goods (CPG) companies and retailers in the country. As of today, TCUS is the US leader in recycling hundreds of traditionally "unrecyclable" waste streams. Importantly, both our global company and TCUS have been stable during global macroeconomic and political turmoil, a global pandemic, war in Europe and the Middle East, and various cycles of both regulation and deregulation; we have confidence about our short-term and-longer term growth and impact.

TCI's work across the globe has been recognized, having received over 125 awards[4] since your investment with notable examples including the United Nations Momentum for Change Award (2017), Fortune Magazine 52 Companies Changing the World (2019), TIME Magazine 100 Most Influential Companies in the World (2021), and Keep America Beautiful Power of Beauty Award (2024). Over the past five years in the US alone, we were featured in over 95,000+ articles[5]. Over the past decade, TCUS programs have collected and recycled over 5.6 billion items that are not traditionally recyclable. These TCUS programs have also raised over $3.3 million for schools, charities and non-profits.[6] I hope you share my pride in these impacts, which I believe are rare in a for-profit company that pays dividends and seeks to provide market returns to investors.

Below are just a few examples of recent world stage innovation from TCUS and TCI since your investment in TCUS:

- **Closed Loop Solution:** TCUS has and will continue to invest in R&D having recently opened a major recycling laboratory at our Trenton HQ . This investment in R&D has enabled TCI to develop and launch innovations ranging from the ASICS' first shoe made from used shoes to the world's first pen made from used pens by Pilot and much more.

- **Global Events:** For the Tokyo and Paris Olympics, all podiums were made from plastic collected and recycled by TCI. This compliments other world class event recycling solutions we have deployed from Wimbledon and the Australian Open to U2 and Dave Matthews Band's recent tours.

- **Shaping Regulation**: TCI and TCUS are regarded as subject matter experts by global coalitions and advocacy groups, such as the United Nations for negotiating the terms of the Global Treaty on Plastics Pollution to the World Economic Forum and much more.

- **Leading the topic**: TCUS is one of the most frequently referenced sustainability companies in the US; we dominate Google Search results and AI search summaries for most categories of recycling traditionally "unrecyclable" consumer product waste[7]. Try it yourself by googling "cigarette recycling" to "pen recycling" etc.

- **Reuse via Loop**: TCI's reuse platform, Loop, is leading reuse in France where through Loop you may walk into major supermarkets (from Carrefour to Monoprix) and find over 400 products (ranging from beverage to food to home and personal care) in fully reusable packaging.

We are proud of how we have served your investment in TCUS to date and intend to accelerate this growth with the proceeds from the upcoming capital raises. Management's focus is on continuing to drive financial performance, and resulting annual dividends, while evaluating our future options (including exploring liquidity events) that will benefit TCUS investors, and to continue improving our environment by driving cutting edge circularity solutions and innovation.

Thank you for your investment in TerraCycle US Inc. I look forward to continuing our work together.

Sincerely,

Tom Szaky
Founder & CEO

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[4] TerraCycle Inc. Internal Awards Tracker
[5] TerraCycle US Internal PR Metrics
[6] TerraCycle Internal Program Performance Metrics, 2015 - 2024
[7] TerraCycle US Internal PR Metrics



IMPORTANT NOTICES

THIS LETTER MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Regulation CF:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE FORM C IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

